EXHIBIT 3.1

CERTIFICATE OF DESIGNATION AND TERMS

OF SERIES A PREFERRED STOCK

OF

MAJOR LEAGUE FOOTBALL, INC.

Pursuant to Section 151 of the General

Corporation Law of the State of Delaware

Major League Football, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Company"),

Does Certify:

That, pursuant to the authority expressly vested in the Board of Directors by Article Fourth of the Company’s Certificate of Incorporation, as amended, and pursuant to the provisions of Section 151 of the General Corporation Law of the State of Delaware, on September 1, 2015 the Board of Directors adopted a resolution providing for the issuance of a series of 7,500,000 shares of preferred stock, which resolution is as follows:

Resolved, that, pursuant to the authority expressly granted to and vested in the Board of Directors of the Company by the provisions of Article Fourth of the Company’s Certificate of Incorporation, as amended, this Board of Directors hereby creates out of the class of 50,000,000 shares of preferred stock of the Company, $0.001 par value per share, a series of preferred stock with the following designations, powers, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions (this instrument hereinafter referred to as the "Designation"):

Number of Shares and Designations. 7,500,000 shares of the preferred stock of the Company are hereby constituted as a series of preferred stock of the Company designated as Series A Preferred Stock (the "Series A Preferred Stock").

Liquidation Preference. In the event of a liquidation, dissolution, or winding up of the Company, holders of the Series A Preferred Stock then outstanding shall be entitled to receive, in preference to the holders of the Common Stock, a per share amount equal to the greater of (a) One Dollar ($1.00) per share plus any accrued and unpaid dividends or (b) an amount which the holders of Series A Preferred Stock would have received on an as-converted basis using the then applicable conversion price (the “Liquidation Preference”). If at the time of such liquidation, dissolution, or winding up of the Company, the assets of the Company available for distribution to the holders of Series A Preferred Stock and to the holders of shares of all other capital stock ranking pari passu with such Series A Preferred Stock shall be insufficient to permit the payment to all such holders of their full preferential amounts, the holders of shares of Series A Preferred Stock and such holders of shares of Company capital stock ranking pari passu therewith shall share ratably in any distribution of assets in proportion to the amounts that would have been distributed to each such holder upon the liquidation, dissolution, or winding up of the Company in respect of such shares held by them if all amounts payable on or with respect to such shares had been paid in full. A consolidation or merger of the Company in a transaction in which the stockholders of the Company receive cash, securities, or other consideration in exchange for the shares of capital stock held by them or a sale, conveyance, or disposition of all or substantially all of the assets of the Company to another person or persons as an entirety or a transaction or series of related transactions in which more than 65% of the voting power of the Company’s capital stock is disposed of (other than in connection with any Company capital funding transaction), shall be regarded as a liquidation, dissolution, or winding up of the affairs of the Company for purposes of determining the liquidation preference for the Series A Preferred Stock, unless (a) the per share consideration paid on an as-converted basis to Common Stock in such consolidation, merger, sale, conveyance, disposition or such other transaction exceeds One Dollar ($1.00) per share or (b) such consolidation, merger, sale, conveyance, disposition or other transaction is approved by a majority of the holders of Series A Preferred Stock. The Liquidation Preference shall be adjusted equitably to reflect any stock splits, stock combinations, or stock divisions with respect to the Series A Preferred Stock.

Conversion By Holders. Each share of Series A Preferred Stock, along with the aggregate accrued or accumulated and unpaid dividends thereon, shall be convertible by the holder thereof, without the payment of any additional consideration by the holder thereof, at any time after its issuance date into the aggregate number of shares of Common stock as is determined by (i) multiplying the number of shares of Series A Preferred Stock to be converted by One Dollar ($1.00); (ii) adding to the result all accrued and accumulated and unpaid dividends on such shares of Series A Preferred Stock to be converted; and then (iii) dividing the result by the Conversion Price in effect immediately prior to the conversion.

The conversion price per share of Series A Preferred Stock (the "Conversion Price") shall be equal to 75% of the price of the Common Stock valued at the VWAP for the 15-day trading period ending immediately before the date of election of conversion. However, in no event shall the Conversion Price be less than $0.75 per share (the "Floor Price"). “VWAP” means the volume weighted average price of the Common Stock on the OTC Markets or other stock exchange or trading medium where such shares are traded as reported by Bloomberg, L.P. using the VWAP function. If for any reason, VWAP cannot be thus determined, “VWAP” shall mean the average closing or last sale price of the Company’s Common Stock on the OTC Markets or such other exchange or trading medium. If the shares of Common Stock are not then so trading, the Board of Directors shall fix the fair value of such dividend shares in good faith.

Conversion By Company. In the event at any time after April 30, 2016, the average closing or last sale price of the Company’s Common Stock on the OTC Markets or other stock exchange or trading medium where shares of the Common Stock are traded, for any consecutive ten (10) trading day period, shall be less than $0.75 per share, the Company may, at its sole election, at any time, convert all, but only all, of the outstanding shares of Series A Preferred Stock, along with the aggregate accrued or accumulated and unpaid dividends thereon, without the payment of any additional consideration by the holder thereof, into the aggregate number of shares of Common stock as is determined by (i) multiplying the number of shares of Series A Preferred Stock to be converted by One Dollar ($1.00); (ii) adding to the result all accrued and accumulated and unpaid dividends on such shares of Series A Preferred Stock to be converted; and then (iii) dividing the result by the Conversion Price in effect immediately prior to the conversion; except that for purposes of this paragraph only, the Floor Price limitation shall not apply to the Conversion Price calculation.

Automatic Conversion. In the event at any time after January 31, 2016, the average closing or last sale price of the Company’s Common Stock on the OTC Markets or other stock exchange or trading medium where shares of the Common Stock are traded, for any consecutive ten (10) trading day period, shall exceed $2.00 per share, each outstanding share of Series A Preferred Stock, along with the aggregate accrued or accumulated and unpaid dividends thereon, shall be automatically converted into Common Stock, without the payment of any additional consideration by the holder thereof,  into the aggregate number of shares of Common stock as is determined by (i) multiplying the number of shares of Series A Preferred Stock to be converted by One Dollar ($1.00) (ii) adding to the result all accrued and accumulated and unpaid dividends on such shares of Series A Preferred Stock to be converted, and then (ii) dividing the result by the Conversion Price in effect immediately prior to the conversion.

Dividends. Each share of Series A Preferred Stock shall be entitled to receive cumulative dividends in preference to any dividend on the Common Stock at the rate of Ten Cents ($.10) per year, payable semi-annually on the following fixed record dates: April 30 and October 31. Such dividends are payable, at the option of the Company, in cash or newly issued shares of the Company’s Common Stock or any combination thereof. To the extent the Company elects to pay any such dividend in newly issued shares, the number of shares of Common Stock to be issued shall be valued at the VWAP for the 15-day trading period ending immediately before the record date with respect to such dividend.

Voting Rights. Each holder of shares of Series A Preferred Stock shall be entitled, voting together with the Common Stock as a single class, to vote on all matters submitted to stockholders of the Company on the basis that each holder of shares of Series A Preferred Stock shall have that number of votes per share of Series A Preferred Stock equal to the number of shares of Common Stock into which such share of Series A Preferred Stock held by such holder could be converted on a one-for-one (1:1) basis on the date for determination of stockholders of record entitled to vote at the meeting or on the effective date of any applicable written consent. With respect to all questions as to which, under law, stockholders are entitled to vote by class, the holders of Series A Preferred Stock then outstanding shall vote together with all other preferred stockholders as a class separately from the holders of Common Stock. With respect to all questions as to which, under law, stockholders are entitled to vote by Series, the holders of Series A Preferred Stock then outstanding shall vote together with all other Series A Preferred stockholders as a single series separately from any other class or series of the Company’s capital stock then outstanding.

Anti-dilution Provisions. The conversion price of the Series A Preferred Stock shall be subject to appropriate adjustment in the event of a stock split, stock dividend or similar event.

Protective Provisions. So long as any shares of Series A Preferred Stock are outstanding, except as otherwise required by law and as described below, the Company shall not without the affirmative vote or written consent of the majority in interest of the holders of outstanding shares of Series A Preferred Stock, voting together as a single class: (i) redeem any shares of the Corporation’s capital stock except for (a) redemption of Common Stock to accomplish cashless exercises of stock options or warrants outstanding on the date hereof or issued in the future pursuant to a compensation plan which has been approved by the stockholders of the Company, or (b) securities cancelled in connection with their exercise, redemption, or conversion in accordance with their respective terms; (ii) change the preferences, limitations, or relative rights of the Series A Preferred Stock; or (iii) increase or decrease the authorized number of shares of Series A Preferred Stock.

IN WITNESS WHEREOF, Major League Football, Inc. has caused this Designation to be executed this 29th day of September 2015.

MAJOR LEAGUE FOOTBALL, INC.

By:	/s/ Michael D. Queen
Michael D. Queen,
Executive Vice President-Finance